S THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA OVERNIGHT MAIL

February 25, 2008

COPY

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20005
Attn: Susann Reilly, Attorney

> **RE: Rootlevel Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Amendment No. 2**
> **File No.: 24-10191**

Dear Ms. Reilly:

Below please find our responses to the Staff's comment letter, dated January 15, 2008 (the "Comment Letter"), regarding the above-captioned amended Offering Statement on Form 1-A (the "Form 1-A") filed by our client, Rootlevel Holdings, Inc., a Delaware corporation (the "Company") on December 11, 2007. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Form 1-A pursuant to the Comment Letter and has filed Amendment No. 2 to the Form 1-A with the SEC today ("Amendment No. 2"). A copy of Amendment No. 2, marked to show changes from Amendment No. 1 to the Form 1-A, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,
The Sourlis Law Firm



Virginia K. Sourlis, Esq.

Business and Properties, page 30

1. *Please update the title of the execution plan timeline table on page 56.*

Response:

Per comment #1, we have updated the title of the timeline on page 56.

Use of Proceeds, page 62

2. *Please expand your response to 9(b) of the offering circular to include a paragraph to explain how the numbers in 9(a) of the offering circular reflect the priorities of the uses from the offering.*

Response:

Per Comment #2, the response to 9(b) of the offering circular has been expanded upon to include an explanation as to the priorities of the uses of proceeds raised in this offering.

3. *We have reviewed the disclosure you have provided in response to prior comment number seven of our letter dated November 15, 2007. Please revise the disclosure to include the company's plans to resolve the cash flow and liquidity problems.*

Response:

Per Comment #3, the disclosure referred to in prior comment number seven of the Staff's letter dated November 15, 2007 relating to Item 11 on page 65 of the Offering Circular has been revised.

Financial Statements

4. *Please update the financial statements as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.*

Per Comment #4, the financial statements have been updated to comply with the applicable regulations.